February 7, 2005

CORRESPONDENCE VIA EDGAR

AND VIA FACSIMILE (202-942-9528)

Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael K. Pressman

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Education Lending Group, Inc.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed on January 14, 2005
File No. 5-78537

Ladies and Gentlemen:

This letter is being provided in response to the comments of the staff of the Commission made in a letter dated January 27, 2005 with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 14, 2005 by Education Lending Group, Inc., a Delaware corporation (the “Company”), relating to the offer by CIT ELG Corporation, a Delaware corporation and wholly owned subsidiary of CIT Group Inc., a Delaware corporation, to acquire all of the Company’s common stock.

Schedule 14D-9

1.	Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the UBS opinion and attaching any written analyses or presentation materials used in issuing their oral opinion to the board. Refer to Item 1011(b) of Regulation M-A.

With respect to the disclosure contained in the Schedule 14D-9 pertaining to UBS, consideration was given to the line item requirements of Schedule 14D-9, the disclosures otherwise contained in the Schedule 14D-9 and information from UBS regarding customary practice in transactions of this type. As the staff has noted, neither summarizing UBS’ opinion nor attaching its written analyses or presentation materials is required by the specific line items of Schedule 14D-9. Viewing the Schedule 14D-9 as a whole, including UBS’ opinion, which is attached in its entirety to the Schedule 14D-9 as Annex B, no further disclosure with respect to UBS’ opinion or related presentation is believed necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they were made, not materially misleading, as required by Item 1011(b) of Regulation M-A. As disclosed in Item 4 of the Schedule 14D-9 under the caption “Reasons for the Recommendation of Our Board of Directors,” UBS’ opinion and presentation were only one of numerous factors the Board of Directors considered in arriving at its recommendation. In addition, the Company has been informed by UBS that the approach taken in the Schedule 14D-9 with respect to UBS’ opinion is consistent with the staff’s position taken in the past with respect to similar transactions involving a tender offer that is not an affiliated transaction.

Closing Comments

The undersigned, on behalf of the Company, acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Schedule 14D-9; (b) staff comments or changes to disclosures in response to staff comments on the Company’s Schedule 14D-9 reviewed by the staff do not foreclose the Commission from taking any action with respect to the Company’s Schedule 14D-9; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact the undersigned or Derek D. Bork of Thompson Hine LLP at 216-566-5527.

Sincerely,

/s/ Douglas L. Feist
Douglas L. Feist